Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Repurchases Eight Million Shares

AMSTERDAM, The Netherlands, December 6, 2012 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today purchased approximately five million ordinary shares in AerCap held by Cerberus Capital Management, L.P. through its affiliate, Fern S.a.r.l., in a privately negotiated transaction. The purchase price for the five million ordinary shares was $12.71 per share as compared to a closing share price of the ordinary shares on the New York Stock Exchange of $12.88 on December 5, 2012.

In addition, on December 4, 2012, AerCap purchased approximately three million ordinary shares in AerCap held by a non-affiliated shareholder in a privately negotiated transaction. The purchase price for the three million ordinary shares was $12.85 per share as compared to a closing share price of the ordinary shares on the New York Stock Exchange of $12.91 on December 3, 2012.

Both purchases were made under the previously announced repurchase program pursuant to which AerCap could purchase up to $200 million of its ordinary shares prior to June 30, 2013. The repurchase program is now completed.

About AerCap

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap has $10 billion of assets and a fleet of 337 aircraft. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com	Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com

www.aercap.com